# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C.  20549**

# FORM 8-K
# CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

**March 7, 2007**
(Date of Report, date of earliest event reported)

# Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

**1-14035**
(Commission File Number)

| | |
|---|---|
| **NEVADA** | **91-1826900** |
| (State or other jurisdiction of incorporation) | (I.R.S. Employer Identification No.) |
| **10201 Main Street, Houston, Texas** | **77025** |
| (Address of principal executive offices) | (Zip Code) |

**(800) 579-2302**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01.      Other Events.**

**Fourth Quarter Earnings Release Date and Conference Call Information**

On March 7, 2007, Stage Stores, Inc. (the "Company") issued a News Release announcing that it will release its fourth quarter 2006 financial results at 6:00 a.m. Eastern Time on Wednesday, March 14, 2007.  The release of the Company's fourth quarter financial results will be followed by a conference call, which will be held at 8:30 a.m. Eastern Time on the same day. A copy of the News Release is attached to this Form 8-K as Exhibit 99.1.

**February Sales**

On March 8, 2007, the Company issued a News Release reporting the Company's February 2007 sales results.  A copy of the News Release is attached to this Form 8-K as Exhibit 99.2

**Item 9.01.      Financial Statements and Exhibits.**

(d) Exhibits.

99.1   News Release issued by Stage Stores, Inc. on March 7, 2007, announcing that it will release fourth quarter 2006 financial results at 6:00 a.m. Eastern Time on Wednesday, March, 7, 2007 and that the release of the fourth quarter financial results will be followed by a conference call.

99.2   News Release issued by Stage Stores, Inc. on March 8, 2007, reporting the Company's February 2007 sales results.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**STAGE STORES, INC.**

March 9, 2007                                             /s/ Michael E. McCreery
   (Date)                                                       Michael E. McCreery
                                                                    Executive Vice President and
                                                                    Chief Financial Officer